UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02050278



RECD S.E.C.
AUG 9 2002
1086

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2002

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

INDEX

FLAMEL TECHNOLOGIES S.A.

Item. 1

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands of dollars except share data)

	Six months ended June 30,	
	2001	2002
Revenue :		
License and research revenue	$ 4,224	$ 5,360
Product sales and services	1,139	1,314
Other revenue	538	2,931
Total revenue	5,901	9,605
Costs and expenses :		
Cost of goods and services sold	(1,236)	(1,081)
Research and development	(5,287)	(5,695)
Selling, general and administrative	(1,688)	(1,791)
Stock compensation expense	(13)	(10)
Total costs and expenses	(8,224)	(8,577)
Profit (loss) from operations	(2,323)	1,028
Interest income, net	138	78
Foreign exchange gain (loss)	56	(147)
Income tax benefit	-	-
Net profit (loss)	$ (2,129)	$ 959
Net profit (loss) per ordinary share	$ (0.13)	$ 0.06
Weighted average number of ordinary shares outstanding	16,198	16,198

See notes to unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30,	
	2001	2002
Revenue :		
License and research revenue	$ 1,834	$ 2,994
Product sales and services	389	1,094
Other revenue	210	322
Total revenue	2,433	4,410
Costs and expenses :		
Cost of goods and services sold	(499)	(781)
Research and development	(2,621)	(2,741)
Selling, general and administrative	(767)	(860)
Stock compensation expense	(7)	(5)
Total costs and expenses	(3,894)	(4,387)
Profit (loss) from operations	(1,461)	23
Interest income (expense), net	68	61
Foreign exchange gain (loss)	33	(152)
Net loss	$ (1,360)	$ (68)
Net loss per ordinary share	$ (0.08)	$ (0.00)
Weighted average number of ordinary shares outstanding	16,198	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Amounts in thousands of dollars)

ASSETS

	December 31, 2001 (Note)	June 30, 2002 (Unaudited)
Current assets :		
Cash and cash equivalents	$ 5,309	$ 11,906
Accounts receivable	7,596	3,488
Inventory	569	199
Prepaid expenses and other current assets	325	451
Total current assets	13,799	16,044
Property and equipment, net	2,672	3,262
Other assets :		
Research and development tax credit receivable	1,623	263
Other long-term assets	50	65
Total other assets	1,673	328
Total assets	$ 18,144	$ 19,634

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2001 (Note)	June 30, 2002 (Unaudited)
Current liabilities :		
Current portion of long-term debt	$ 391	$ 456
Current portion of capital lease obligations		
Accounts payable	1,205	1,325
Current portion of deferred revenue	1,072	1,724
Accrued expenses	1,430	1,182
Advances from customers	1,191	676
Other current liabilities	782	196
Total current liabilities	6,461	5,826
Long-term debt, less current portion	779	882
Other long-term liabilities	384	547
Deferred revenue, less current portion	2,875	2,716
Capital lease obligation, less current portion	136	93
Total long-term liabilities	4,174	4,238
Shareholders' equity :		
Ordinary shares	2,366	2,366
Additional paid-in capital	71,177	71,177
Accumulated deficit	(59,386)	(58,427)
Deferred compensation	(32)	(22)
Cumulative other comprehensive income	(6,616)	(5,524)
Total shareholders' equity	7,509	9,570
Total liabilities and shareholders' equity	$ 18,144	$ 19,634

Note : The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date.

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands of dollars)

	Six months ended June 30,	
	2001	**2002**
Cash flows from operating activities :		
Net profit, (loss)	$ (2.129)	$ 959
Adjustments to reconcile net loss to net cash provided by operating activities :		
Depreciation and amortization	556	618
Stock compensation expense	13	10
Increase (decrease) in cash from :		
Accounts receivable	178	4,596
Inventory	195	400
Prepaid expenses and other current assets	(44)	(75)
Deferred revenue	(753)	(23)
Accounts payable	(35)	(48)
Accrued expenses	(713)	(1,616)
Research and development tax credit receivable	1,554	1,416
Other	20	109
Net cash from, (used by) operating activities	(1,158)	6,346
Cash flows from investing activities :		
Purchases of property and equipment	(614)	(817)
Net cash used for investing activities	(614)	(817))
Cash flows from financing activities :		
Cash proceeds from sale of ordinary shares	-	-
Principal payments on loans and capital lease obligations	(227)	(212)
Net cash provided by financing activities	(227)	(212)
Effect of exchange rate changes on cash and cash equivalents	(864)	1.280
Net increase (decrease) in cash and cash equivalents	(2,863)	6,597
Cash and cash equivalents, beginning of period	10,137	5,309
Cash and cash equivalents, end of period	$ 7,274	$ 11,906

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S. A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(Amounts in thousands of dollars except share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Deferred	Cumulative Translation	Shareholders'
	Share	Amount	Capital	Deficit	Compensation	Adjustment	Equity
Balance January 1, 2002	16,197,590	$ 2,366	$ 71,177	$ (59,386)	$ (32)	$ (6,616)	$ 7,509
Amortization of deferred compensation..................	-	-	-	-	10	-	10
Net profit..........................	-	-	-	959	-	-	959
Other comprehensive income							
Translation adjustment....	-	-	-	-	-	1,092	1,092
Comprehensive income.......							2,038
Balance June 30, 2002	16,197,590	2,366	$ 71,177	$ (58,427)	$ (22)	$ (5,524)	$ 9,570

See notes to unaudited condensed consolidated financial statements

1. ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Flamel Technologies S.A. (the "Company"), all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

The reporting currency of the Company is the U.S. dollar. The financial statements of the Company, whose functional currency is the Euro, have been translated into U.S. dollar equivalents using the period-end rate for asset and liability accounts, the weighted average rate for income and expense accounts, and historical rates for shareholders' equity accounts. Corresponding translation gains or losses are recorded in shareholders'equity.

Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

2. REVENUES

2. 1 LICENSE RESEARCH AND CONSULTING AGREEMENTS

In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company received research and development payment of $232,000 and invoiced to Corning pilot batches of $256,000 for the first six months of 2002.

In accordance with the development and license agreement signed with Novo-Nordisk which terminated in December 2001, as of March 12, 2002, the Company recognized research and development revenues of $662,000 for this period.

In accordance with the license agreement signed with Servier in December 2001, the Company recognized research and development revenues of $1,308,000 and licensing fees of $1,974,000 for the first six months of 2002.

In accordance with the license agreement signed with Beecham Pharmaceuticals (Pte) Limited in June 2002, the Company recognized licensing fees of $15,000 for the first six months of 2002.

The Company received research and development payments on seven feasibility studies with undisclosed partners for an amount of $1,090,000 for the first six months of 2002.

2.2 PRODUCT SALES

During the first six months of 2002, the Company realized sales of its photochromic product to Corning for a total of $512,000.

2.3 OTHER REVENUES

In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $526,000 corresponding to the royalties for the six months period ended June 30, 2002.

The Company recognized a revenue of $2,342,000 as the final result of the litigation with the Welcome Foundation on Genvir after the signature in January 2002 of a final settlement on that procedure.

Item 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues for the quarter ended June 30, 2002 totaled $4.4 million, compared to $2.4 million for the quarter ended June 30, 2001. Revenues from product sales and services were $1.1 million in the second quarter of 2002, compared to $0.4 million in the first quarter of 2001. Those revenues for each of those quarters included sales of photochromic lens material to Corning and sales from the manufacturing activity of the Pessac plant. License and research revenues for the second quarter of 2002 were $2.9 million and included $2.3 million R&D and license revenues from Servier related to the license agreement signed in December 2001, $0.1 million from Corning related to the ongoing collaboration between the two companies and $0.5 million from development payments on undisclosed feasibility studies. License and research revenues for the second quarter of 2001 included payments of $1.1 million from Novo Nordisk, $0.2 million from Corning, and $0.4 million from development payments on undisclosed feasibility studies. Royalties and other revenues for the second quarter of 2002 included $0.3 million in royalties related to Corning's new photochromic plastic lens product that incorporates technology developed by the Company compared to $0.2 million in the second quarter of 2001.

Total revenue for the six months ended June 30, 2002 was $9.6 million, compared to $5.9 for the first six months of 2001. Research and development revenues from Servier and Novo and sales and royalty revenues from Corning were the major part of those revenues. Other revenues included also primarily in the first quarter 2002 payments of $2.3 million received in relation with the litigation with the Welcome Foundation regarding Flamel's long acting acyclovir product Genvir which came to a final settlement.

Operating costs and expenses for the quarter ended June 30, 2002 were $4.4 million, compared to $3.9 million in the quarter ended June, 2001. The costs of goods and services of $0.8 million for the second quarter of 2002 compared to $0.5 million in the second quarter of 2001 reflects the higher level of sales of photochromic material to Corning during the period. Total research and development costs for the second quarter of 2002 were $2.7 million, compared to $2.6 million for the second quarter of 2001. Selling, general and administrative costs were $0.9 million for the second quarter of 2002, compared to $0.8 million for the same period of 2001. Stock compensation expense was $5,000 in the second quarter of 2002, compared to $7,000 in the second quarter of 2001.

Total costs and expenses for the six-month period ended June 30, 2002 were $8.6 million compared to $8.2 million in the same period of 2001. Costs of goods sold in the first six months of 2002 were $1.1 million, compared to $1.2 million in the comparable 2001 period. Research and development costs in the first six months of 2002 totaled $5.7 million, compared to $5.3 million in the same period last year. Selling, general and administrative costs totaled $1.8 million compared to $1.7 million last year. Stock compensation expense for the first six months of 2002 was $10,000 compared to $13,000 recognized in the first six months of last year.

Overall, the Company had a profit from operations of $23,000 for the quarter ended June 30, 2002, compared to a loss of $1.5 million for the quarter ended June 30, 2001. The loss per share for the second quarter of 2002 was $0.00 per share, compared to $0.08 per share reported for the second quarter of 2001. For the 2002 year-to-date period, the Company recognized a profit from operations of $1.0 million, compared to a loss of $2.3 million in the same period of 2001. The net profit for the first six months of 2002 amounted to $1.0 million and ($0.06) per share, compared to a net loss for the first six months of 2001 of $2.1 million and ($0.13) per share.

As a result of fluctuations in the amount of quarterly revenues, interim results are not necessarily indicative of the operating results for the full year.

Liquidity and Capital Resources

On June 30, 2002, the Company had $11.9 million in cash and cash equivalents.

Net cash from operating activities in the six-month period ended June 30, 2002 was $6.3 million, compared to $1.2 million used by operating activities in the six months ended June 30, 2001. During the first six months of 2002, the $1.0 million loss from operations and a decrease of accrued expenses of $ 1.6 million was offset by a decrease in accounts payable of $4.6 million, in inventory for $0.4 million and the receipt of R&D tax credit for $1.4 million. Exchange rate fluctuations and investments in property and equipment also affected the Company's reported cash and cash equivalents. During the first six months of 2001, the $2.1 million loss from operations plus the decreases in accrued expenses and deferred revenues that consumed $1.5 million in cash, were largely offset by the depreciation expense of $0.5 million and the payment received on R&D tax credit of $1.5 million.

Cash used for capital investments during the period was $0.8 million compared to $0.6 million during the first six months of 2001.

Cash consumed by financing activities of $0.2 million for the first six months of 2002 and 2001 corresponds to reimbursements on Company current loans or leases.

Management believes that its cash, cash equivalents and committed future contract revenues will be adequate to fund operating losses and satisfy its capital requirements through the year 2002.

The Company's operations have historically consumed substantial amounts of cash and are expected to do so, at least for the next two years.

The Company does not maintain any credit lines with financial institutions.

INFORMATION FILED WITH THIS REPORT

Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the Company's press release announcing its second quarter results for 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: August 9, 2002

By: /s/ Stephen H. Willard
Name: Stephen Willard
Title: Executive Vice President, Chief Financial Officer and General Counsel

Exhibit 1

Flamel Technologies Announces Breakeven Quarterly Results based on Operating Achievement; Increase in Cash Position to $11.9 million

LYON, France--(BUSINESS WIRE)--July 25, 2002--

Q2 is the third consecutive breakeven or positive quarter

Flamel Technologies (Nasdaq:FLML) today announced its financial results for the second quarter of 2002. For the second quarter, Flamel reported total revenues of $4.4 million, compared to $2.4 million in the second quarter of 2001. Expenses increased to $4.4 million, from $3.9 million in the second quarter of 2001.

Net loss in the second quarter of 2002 was $68 thousand, compared to a loss of $1.4 million in the first quarter of last year. Net loss per share for the second quarter of 2002 was $0.00, compared to a net loss per share in the second quarter of 2001 of ($0.08).

Cash on hand at the end of the quarter was $11.9 million, up from $5.3 million at December 31, 2001, with an additional $3.5 million in accounts receivable as of the end of the second quarter.

Flamel's second quarter revenues included license and research revenues of $4.4 million, which included a $1.5 million milestone payment from Servier in respect of the licensing agreement announced in January 2002. These revenues exceeded license and research revenues of $2.4 million in the second quarter of 2001.

Product sales and services increased to $1.1 million, compared to $0.4 million in the second quarter of 2000, reflecting increased sales of polymer to Corning and greater toll manufacturing revenues. Royalties to Flamel on sales of Corning's Sunsensor(R) products increased to $0.3 million from $0.2 million in the second quarter of last year.

Costs and expenses of Flamel increased to $4.4 million, from $3.9 million in the second quarter of 2001, largely as a result of the increase in costs of goods and services sold. Research and development costs increased to $2.7 million from $2.6 million in the second quarter of 2001. SG&A increased to $0.9 million from $0.8 million, while costs of goods and services sold increased to $0.8 million, from $0.5 million, reflecting sales of polymer to Corning and increased toll manufacturing. "This has been a very significant quarter for Flamel," said Gerard Soula, president and chief executive officer of Flamel. "Flamel has continued to demonstrate achievements in this quarter in each of the three fundamental areas of our strategy: 1) delivery of technical results, 2) achievement of significant partnerships with major pharmaceutical companies, and 3) preservation of a strong financial position. This quarter we have achieved further technical success with Servier which is reflected in the payment of a $1.5 million milestone, following closely on the $3 million payment received from Servier last quarter. We were also pleased to announce a licensing agreement with GlaxoSmithKline for augmentin, the blockbuster antibiotic. Finally, our cash position is substantially improved, with cash levels more than double what we had six months ago."

"This is the third quarter of breakeven or positive net income for Flamel," said Stephen Willard, chief financial officer of Flamel. "This quarter is significant as we have begun to achieve milestone payments under our existing deals, as well as executing new ones. Flamel is committed to preserving a strong financial position as we move forward to capitalize on our investment in, and technical success with, our two platform technologies."

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel's Medusa(R) technology is designed to deliver therapeutic proteins. Micropump(R) is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

Flamel's expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2001.

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended		Six months ended	
	June 30 2002 US Dollars	June 30 2001 US Dollars	June 30 2002 US Dollars	June 30 2001 US Dollars
REVENUES				
License and research revenue	2,994	1,834	5,360	4,224
Product sales and services	1,094	389	1,314	1,139
Royalties and other income	322	210	2,931	538
Total Revenues	4,410	2,433	9,605	5,901
COSTS and EXPENSES				
Cost of goods and services sold	(781)	(499)	(1,081)	(1,236)
Research and development	(2,741)	(2,621)	(5,695)	(5,287)
Selling, general and administrative	(860)	(767)	(1,791)	(1,688)
Stock compensation expense	(5)	(7)	(10)	(13)
Total Costs and Expenses	(4,387)	(3,894)	(8,577)	(8,224)
INCOME, (LOSS) FROM OPERATIONS	23	(1,461)	1,028	(2,323)
Interest income, net	61	68	78	138
Foreign exchange gain	(152)	33	(147)	56
NET INCOME, (LOSS)	(68)	(1,360)	959	(2,129)

NET INCOME, (LOSS) PER SHARE	$(0.00)	$(0.08)	$0.06	$(0.13)
Weighted average number of ordinary shares outstanding	16,198	16,198	16,198	16,198

CONTACT: Flamel Technologies
Gerard Soula, C.E.O.
Frederick Simonin
Tel.: (33) 4-72-78-34-34
Fax: (33) 4-72-78-34-35
E-Mail: Soula@flamel.com
Simonin@flamel.com
or
Stephen H. Willard
Tel: 202/862-3993
Fax: 202/862-3933
E-Mail: Willard@flamel.com